UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Liberty Star Uranium & Metals Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53123T305

(CUSIP Number)

Patricia Madaris 2 E. Congress St. Ste. 900, Tucson, AZ 85701 520-561-7033

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53123T305	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Ivan Gross
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,026,219
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4% for restricted stock only, not including warrants (right to exercise)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 53123T305	13D	Page 2 of 3 Pages

Item 1. Security and Issuer.

The title of the class of equity securities is Common Shares, and the Company is Liberty Star Uranium & Metals Corp., 2 E. Congress St., Ste. 900, Tucson, AZ 85701.

Item 2. Identity and Background.

(a) Brett Ivan Gross

(b) Business address is Liberty Star Uranium & Metals Corp. located at 2 E. Congress St., Ste. 900, Tucson, AZ 85701

(c) Director Liberty Star Uranium & Metals Corp. located at 2 E. Congress St., Ste. 900, Tucson, AZ 85701

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case; None.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; None.

(f) Citizenship. USA

Item 3. Source or Amount of Funds or Other Consideration.

All funds were Personal Funds.

Item 4. Purpose of Transaction.

Satisfaction of outstanding debt through conversion into shares of Company common stock.

Item 5. Interest in Securities of the Issuer.

The aggregate number of securities is 2,026,219. It is a percentage of issued and outstanding of 4.12%. Current issued and outstanding shares are 41,120,568.

The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) The identity of the person covered by Item 5(c) who effected the transaction; Brett Ivan Gross (2) the date of transaction; June 25, 2015-October 20, 2023 (3) the amount of securities involved; 2,026,219 (4) the aggregate weighted average price per share or unit; $0.42 and the share issuance was transacted as a private placement issuance of restricted shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

CUSIP No. 53123T305	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Liberty Star Uranium & Metals Corp.

/s/ Brett Ivan Gross
Brett Ivan Gross

Director

10.26.2023